SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                       Graham-Field Health Products, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.025 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   384632-10-0
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 April 17, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of the Statement)

        Check the  appropriate  box to designate the rule pursuant to which this
Schedule is filed:

               [ ] Rule 13d-1(b)
               [X] Rule 13d-1(c)
               [ ] Rule 13d-1(d)

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 14 Pages

                                  SCHEDULE 13G

CUSIP No. 384632-10-0                                        Page 2 of 14 Pages
--------------------------------------------------------------------------------
1)      NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        J.B. Fuqua
--------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [x]
                                                                  (b)   [ ]

--------------------------------------------------------------------------------
3)       SEC USE ONLY


--------------------------------------------------------------------------------
4)       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

--------------------------------------------------------------------------------
                               5)     SOLE VOTING POWER
                                      1,457,225
         NUMBER                -------------------------------------------------
         OF                    6)     SHARED VOTING POWER
         SHARES                       914,965
         BENEFICIALLY          -------------------------------------------------
         OWNED BY              7)     SOLE DISPOSITIVE POWER
         EACH                         1,457,225
         REPORTING             -------------------------------------------------
         PERSON                8)     SHARED DISPOSITIVE POWER
         WITH                         914,965

--------------------------------------------------------------------------------
9)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         J.B. Fuqua may be deemed to own beneficially (through the power to direct the vote and disposition thereof) 2,372,190 shares of the common stock (the "Common Stock"), par value $.025 per share (781,687 shares individually, 337,770 shares as trustee for The Jennifer Calhoun Fuqua Trust, 337,768 shares as trustee for The Lauren Brooks Fuqua Trust, 146,365 shares as an officer and director of the J.B. Fuqua Foundation, Inc., and 768,600 shares as an officer and director of Fuqua Holdings, Inc., the general partner of Fuqua Holdings-I, L.P.
--------------------------------------------------------------------------------
10)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                                    [ ]

--------------------------------------------------------------------------------
11)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         Approximately 7.6%

--------------------------------------------------------------------------------
12)      TYPE OF REPORTING PERSON
                  IN
--------------------------------------------------------------------------------


                               Page 2 of 14 Pages

                                         SCHEDULE 13G

CUSIP No. 384632-10-0                                         Page 3 of 14 Pages
--------------------------------------------------------------------------------
1)         NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           J. Rex Fuqua
--------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   [x]
                                                                    (b)   [ ]
--------------------------------------------------------------------------------

3)      SEC USE ONLY
--------------------------------------------------------------------------------

4)      CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                               5)     SOLE VOTING POWER
                                      651,298
         NUMBER                -------------------------------------------------
         OF                    6)     SHARED VOTING POWER
         SHARES                       914,965
         BENEFICIALLY          -------------------------------------------------
         OWNED BY              7)     SOLE DISPOSITIVE POWER
         EACH                         651,298
         REPORTING             -------------------------------------------------
         PERSON                8)     SHARED DISPOSITIVE POWER
         WITH                         914,965

--------------------------------------------------------------------------------
9)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

        J. Rex Fuqua may be deemed to own beneficially (through the power to direct the vote and disposition thereof) 1,566,263 shares of the Common Stock (651,298 shares individually, 146,365 shares as an officer and director of The J.B. Fuqua Foundation, Inc. and 768,600 shares as an officer and director of Fuqua Holdings, Inc., the general partner of Fuqua Holdings-I, L.P.

--------------------------------------------------------------------------------
10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES                                                            [ ]

--------------------------------------------------------------------------------
11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         Approximately 5.0%

--------------------------------------------------------------------------------
12)     TYPE OF REPORTING PERSON
        IN
--------------------------------------------------------------------------------

                               Page 3 of 14 Pages

                                  SCHEDULE 13G

CUSIP No. 384632-10-0                                        Page 4 of 14 Pages
--------------------------------------------------------------------------------
1)         NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Fuqua Holdings, Inc.

2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)   [x]
                                                                   (b)   [ ]
--------------------------------------------------------------------------------
3)      SEC USE ONLY

--------------------------------------------------------------------------------
4)      CITIZENSHIP OR PLACE OF ORGANIZATION

        Georgia
--------------------------------------------------------------------------------
                               5)     SOLE VOTING POWER
                                      768,600
         NUMBER                -------------------------------------------------
         OF                    6)     SHARED VOTING POWER
         SHARES                       0
         BENEFICIALLY          -------------------------------------------------
         OWNED BY              7)     SOLE DISPOSITIVE POWER
         EACH                         768,600
         REPORTING             -------------------------------------------------
         PERSON                8)     SHARED DISPOSITIVE POWER
         WITH                         0

--------------------------------------------------------------------------------
9)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        Fuqua Holdings, Inc., the general partner of Fuqua Holdings-I, L.P., may be deemed to own beneficially (through the power of its sole directors and shareholders, J.B. Fuqua and J. Rex Fuqua, to direct the vote and disposition thereof) 768,600 shares of the Common Stock.

--------------------------------------------------------------------------------
10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES                                                           [ ]

--------------------------------------------------------------------------------
11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        Approximately 2.5%

--------------------------------------------------------------------------------
12)     TYPE OF REPORTING PERSON
        CO


                               Page 4 of 14 Pages

                                  SCHEDULE 13G


CUSIP No. 384632-10-0                                        Page 5 of 14 Pages
--------------------------------------------------------------------------------
1)         NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Fuqua Holdings-I, L.P.

--------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)   [x]
                                                                   (b)   [ ]

--------------------------------------------------------------------------------
3)      SEC USE ONLY


--------------------------------------------------------------------------------
4)      CITIZENSHIP OR PLACE OF ORGANIZATION

        Georgia
--------------------------------------------------------------------------------
                               5)     SOLE VOTING POWER
                                      768,600
         NUMBER                -------------------------------------------------
         OF                    6)     SHARED VOTING POWER
         SHARES                       0
         BENEFICIALLY          -------------------------------------------------
         OWNED BY              7)     SOLE DISPOSITIVE POWER
         EACH                         768,600
         REPORTING             -------------------------------------------------
         PERSON                8)     SHARED DISPOSITIVE POWER
         WITH                         0

--------------------------------------------------------------------------------
9)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        Fuqua Holdings-I, L.P. may be deemed to own beneficially (through the power of J.B. Fuqua and J. Rex Fuqua as the sole directors and shareholders of Fuqua Holdings, Inc., the general partner of Fuqua Holdings-I, L.P., to direct the vote and disposition thereof) 768,600 shares of the Common Stock.

--------------------------------------------------------------------------------
10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES                                                            [ ]

--------------------------------------------------------------------------------
11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        Approximately 2.5%

--------------------------------------------------------------------------------
12)     TYPE OF REPORTING PERSON
        PN

--------------------------------------------------------------------------------


                               Page 5 of 14 Pages

                                  SCHEDULE 13G


CUSIP No. 384632-10-0                                         Page 6 of 14 Pages
--------------------------------------------------------------------------------
1)         NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           The Jennifer Calhoun Fuqua Trust

--------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)   [x]
                                                                     (b)   [ ]

--------------------------------------------------------------------------------
3)      SEC USE ONLY

--------------------------------------------------------------------------------
4)      CITIZENSHIP OR PLACE OF ORGANIZATION

        Georgia
--------------------------------------------------------------------------------
                               5)     SOLE VOTING POWER
                                      337,770
         NUMBER                -------------------------------------------------
         OF                    6)     SHARED VOTING POWER
         SHARES                       0
         BENEFICIALLY          -------------------------------------------------
         OWNED BY              7)     SOLE DISPOSITIVE POWER
         EACH                         337,770
         REPORTING             -------------------------------------------------
         PERSON                8)     SHARED DISPOSITIVE POWER
         WITH                         0

--------------------------------------------------------------------------------
9)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        The Jennifer Calhoun Fuqua Trust may be deemed to own beneficially (through the power of its sole trustee, J.B. Fuqua, to direct the vote and disposition thereof) 337,770 shares of the Common Stock.

--------------------------------------------------------------------------------
10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES                                                             [ ]

--------------------------------------------------------------------------------
11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        Approximately 1.1%

--------------------------------------------------------------------------------
12)     TYPE OF REPORTING PERSON
        OO
--------------------------------------------------------------------------------


                               Page 6 of 14 Pages

                                  SCHEDULE 13G

CUSIP No. 384632-10-0                                        Page 7 of 14 Pages
--------------------------------------------------------------------------------
1)         NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           The Lauren Brooks Fuqua Trust
--------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [x]
                                                                  (b)   [ ]
--------------------------------------------------------------------------------
3)      SEC USE ONLY

-------------------------------------------------------------------------------
4)      CITIZENSHIP OR PLACE OF ORGANIZATION

        Georgia
--------------------------------------------------------------------------------
                               5)     SOLE VOTING POWER
                                      337,768
         NUMBER                -------------------------------------------------
         OF                    6)     SHARED VOTING POWER
         SHARES                       0
         BENEFICIALLY          -------------------------------------------------
         OWNED BY              7)     SOLE DISPOSITIVE POWER
         EACH                         337,768
         REPORTING             -------------------------------------------------
         PERSON                8)     SHARED DISPOSITIVE POWER
         WITH                         0

--------------------------------------------------------------------------------
9)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        The Lauren Brooks Fuqua Trust may be deemed to own beneficially (through the power of its sole trustee, J.B. Fuqua, to direct the vote and disposition thereof) 337,768 shares of the Common Stock.

-------------------------------------------------------------------------------
10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES                                                          [ ]

--------------------------------------------------------------------------------
11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        Approximately 1.1%

--------------------------------------------------------------------------------
12)     TYPE OF REPORTING PERSON
        OO


                               Page 7 of 14 Pages

                                  SCHEDULE 13G


CUSIP No. 384632-10-0                                         Page 8 of 14 Pages
--------------------------------------------------------------------------------
1)         NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           The J.B. Fuqua Foundation, Inc.
--------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [x]
                                                                  (b)   [ ]

--------------------------------------------------------------------------------
3)      SEC USE ONLY

--------------------------------------------------------------------------------
4)      CITIZENSHIP OR PLACE OF ORGANIZATION

        Georgia
--------------------------------------------------------------------------------
                               5)     SOLE VOTING POWER
                                      146,365
         NUMBER                -------------------------------------------------
         OF                    6)     SHARED VOTING POWER
         SHARES                       0
         BENEFICIALLY          -------------------------------------------------
         OWNED BY              7)     SOLE DISPOSITIVE POWER
         EACH                         146,365
         REPORTING             -------------------------------------------------
         PERSON                8)     SHARED DISPOSITIVE POWER
         WITH                         0

--------------------------------------------------------------------------------
9)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         The J.B. Fuqua Foundation, Inc. may be deemed to own beneficially (through the power of its directors and officers, J.B Fuqua and J. Rex Fuqua, to direct the vote thereof) 146,365 shares of the Common Stock.

--------------------------------------------------------------------------------
10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES                                                            [ ]

--------------------------------------------------------------------------------
11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        Approximately 0.5%

--------------------------------------------------------------------------------
12)     TYPE OF REPORTING PERSON
        CO
--------------------------------------------------------------------------------


                               Page 8 of 14 Pages

                                  Schedule 13G

ITEM 1(A). NAME OF ISSUER:

           Graham-Field Health Products, Inc.

ITEM 1(B). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           400 Rabro Drive East, Hauppauge, New York, NY 11788

ITEM 2(A). NAME OF PERSON FILING:

         This statement is being filed by J.B. Fuqua, J. Rex Fuqua, Fuqua Holdings, Inc., Fuqua Holdings-I, L.P., The Jennifer Calhoun Fuqua Trust (the "JCF Trust"), The Lauren Brooks Fuqua Trust (the "LBF Trust") and The J.B. Fuqua Foundation, Inc. (the "Foundation") (collectively, the "Reporting Persons").

ITEM 2(B). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

         The business address of each of the Reporting Persons is One Atlantic Center, 1201 West Peachtree Street, Suite 5000, Atlanta, Georgia 30309.

ITEM 2(C). CITIZENSHIP:

         J.B. Fuqua and J. Rex Fuqua are citizens of the United States. Each of Fuqua Holdings, Inc., Fuqua Holdings-I, L.P., the JCF Trust, the LBF Trust and the Foundation is organized under the laws of the State of Georgia.

ITEM 2(D). TITLE OF CLASS OF SECURITIES:

           Common Stock, $.025 par value per share

ITEM 2(E). CUSIP NUMBER:

           384632-10-0

ITEM 3.    This statement is filed pursuant to Rule 13d-1(c).  [x]

ITEM 4.    OWNERSHIP.

           (a) Amount beneficially owned:

               The Reporting Persons, collectively, have acquired beneficial ownership of 3,023,488 shares of Common Stock.

           (b) Percent of class:

         The  Common  Stock   beneficially   owned  by  the  Reporting  Persons,
collectively, amounts to approximately 9.7% of the 31,156,436 shares of Common Stock issued and outstanding as


                               Page 9 of 14 Pages
of March 31, 1998 (as reported by the issuer in its annual report on Form 10-K for the year ended December 31, 1997).

           (c) Number of shares as to which such person has:

               (i) Sole power to vote or to direct the vote:

         The Reporting Persons, collectively, have sole power to direct the vote of 3,023,488 shares of Common Stock.

               (ii) Shared power to vote or to direct the vote:

                   None

               (iii) Sole power to dispose or to direct the disposition of:

         The Reporting Persons, collectively, have sole power to direct the disposition of 3,023,488 shares of Common Stock.

               (iv) Shared power to dispose or to direct the disposition of:

                   None

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

           Not applicable.

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

           Not applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

           Not applicable.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

           Not applicable.

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP.

           Not applicable.

ITEM 10.   CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or


                               Page 10 of 14 Pages
influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                               Page 11 of 14 Pages

                                    SIGNATURE

           After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:   April ___, 1998

                             /s/ J.B. Fuqua
                             --------------
                             J.B. Fuqua

                             /s/ J. Rex Fuqua
                             ----------------
                             J. Rex Fuqua

                             FUQUA HOLDINGS, INC.

                             By:   /s/ J. Rex Fuqua
                                   ----------------
                             Name: J. Rex Fuqua
                             Title: President

                             FUQUA HOLDINGS-I, L.P.

                             By: FUQUA HOLDINGS, INC., its General Partner

                              By:   /s/ J. Rex Fuqua
                                    ----------------
                             Name: J. Rex Fuqua
                             Title: President, Fuqua Holdings, Inc.

                             THE JENNIFER CALHOUN FUQUA TRUST

                             By:   /s/ J.B. Fuqua
                                   --------------
                             Name: J.B. Fuqua
                             Title: Trustee

                             THE LAUREN BROOKS FUQUA TRUST

                             By:   /s/ J.B. Fuqua
                                   --------------
                             Name: J.B. Fuqua
                             Title: Trustee

                             THE J.B. FUQUA FOUNDATION, INC.

                             By:   /s/ J.B. Fuqua
                                   --------------
                             Name: J.B. Fuqua
                             Title: Chairman/President



                             Page 12 of 14 Pages

                                                                       Exhibit 1


                             JOINT FILING AGREEMENT

         This will  confirm the  agreement  by and among all of the  undersigned
(collectively, the "Fuqua Stockholders") that the Schedule 13G, dated as of April __, 1998, of the Fuqua Stockholders filed on or about this date with respect to the beneficial ownership by the Fuqua Stockholders of shares of common stock, $.025 par value (the "Common Stock"), of Graham-Field Health Products, Inc., is being filed on behalf of each of the Fuqua Stockholders.

        Furthermore, each of the Fuqua Stockholders does hereby make, constitute and appoint J.B. Fuqua and J. Rex Fuqua, or any of them, as his, her or its true and lawful attorneys-in-fact to execute any and all instruments in his, her or its name that are necessary or advisable to comply with Section 13(d) of the Securities Exchange Act of 1934, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission promulgated pursuant thereto, in connection with his, her or its ownership of Common Stock, and any and all amendments thereto and to file the same with all exhibits thereto and other documents in connection therewith.

        This Agreement may be executed in one or more counterparts by each of the undersigned, and each of which, taken together, shall constitute but one and the same instrument.

Dated: April __, 1998


                             /s/ J.B. Fuqua
                             --------------
                             J.B. Fuqua

                             /s/ J. Rex Fuqua
                             ----------------
                             J. Rex Fuqua

                             FUQUA HOLDINGS, INC.

                             By:   /s/ J. Rex Fuqua
                                   ----------------
                             Name: J. Rex Fuqua
                             Title: President

                             FUQUA HOLDINGS-I, L.P.

                             By: FUQUA HOLDINGS, INC., its General Partner

                              By:   /s/ J. Rex Fuqua
                                    ----------------
                             Name: J. Rex Fuqua
                             Title: President, Fuqua Holdings, Inc.

                                     Page 13 of 14 Pages

                             THE JENNIFER CALHOUN FUQUA TRUST

                             By:   /s/ J.B. Fuqua
                                   --------------
                             Name: J.B. Fuqua
                             Title: Trustee

                             THE LAUREN BROOKS FUQUA TRUST

                             By:   /s/ J.B. Fuqua
                                   --------------
                             Name: J.B. Fuqua
                             Title: Trustee

                             THE J.B. FUQUA FOUNDATION, INC.

                             By:   /s/ J.B. Fuqua
                                   --------------
                             Name: J.B. Fuqua
                             Title: Chairman/President




                                     Page 14 of 14 Pages